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Tammy Knight (954) 468-7939 tknight@hklaw.com

November 2, 2011

VIA EDGAR

Securities and Exchange Commission
Division of Corporation Finance
100 F. Street, N.E.
Washington, D.C. 20549
Attn: Mr. Reid Hooper

Re:	PositiveID Corporation (“PSID”)
Preliminary Proxy Statement on Schedule 14A Filed September 30, 2011 File No. 001-33297 (“Proxy Statement”)

Dear Mr. Hooper:

On behalf of PSID, we hereby respond to the Staff's comment letter, dated October 27, 2011.  PSID’s response to each comment is set forth below, in the order in which the comments were made in the Staff’s letter. We have included with this letter a marked copy of the revised Proxy Statement (the “Revised Proxy Statement”) amended in response to the Staff’s comments to aid in expediting your review.

Proposal 1, page 1

Background, page 1

1.           Please disclose why you entered into three separate financing agreements with Ironridge Global Technology on July 27, 2011.

Response to Comment 1

In response to the Staff’s comment, the disclosure in the section of the Revised Preliminary Proxy Statement titled “Background” on page 1 has been revised accordingly.

Why We Are Seeking Shareholder Approval, page 1

2.           We note your statement that, “[a]lthough we are no longer listed on the Nasdaq Capital Market, we entered into the transactions while listed on the Nasdaq Capital Market and are subject to the 20% limitation during the life of the Ironridge financing transactions.” Please clarify why this is so. For example, state whether the financing transactions contain provisions that require you to submit this proposal to your shareholders as a condition to the financings.

Response to Comment 2

PSID advises the Staff that Nasdaq Rule 5365 requires shareholder approval prior to the issuance of securities in connection with a transaction other than a public offering involving the sale, issuance or potential issuance by PSID of common stock (or securities convertible into or exercisable common stock) equal to 20% or more of the common stock or 20% or more of the voting power outstanding before the issuance for less than the greater of book or market value.

Interpretive Material IM-5635-2 to Nasdaq Rule 5365 states companies can "comply with the 20% limitation in this rule by placing a "cap" on the number of shares that can be issued in the transaction, such that there cannot, under any circumstances, be an issuance of 20% or more of the common stock or voting power previously outstanding without prior shareholder approval."  In addition, IM-5635-2 specifically states that the cap must apply for the life of the transaction, unless shareholder approval is obtained, and caps that no longer apply if a company is not listed on Nasdaq are not permissible under the Rule.

In addition to the Nasdaq rule, the Ironridge transaction documents require that PSID obtain stockholder approval of the issuance in the event the aggregate number of shares issued to Ironridge, together with any common stock issued to Ironridge exceed 19.99% of the total number of shares of common stock outstanding before the issuance.

In response to the Staff’s comment, the disclosure in the section of the Revised Preliminary Proxy Statement titled “Why We Are Seeking Stockholder Approval” on page 1 has been revised accordingly.

Terms of the Ironridge Financings, page 1

3.           Disclose clearly and concisely from a shareholder’s perspective how each stock purchase agreement operates, the total amount of securities that may be purchased by Ironridge under each agreement and under all of the agreements, and the total amount of consideration that may be paid in cash or in promissory notes under each agreement and under all of the agreements. Provide examples of how each agreement operates.

Response to Comment 3

In response to the Staff’s comment, the disclosure in the section of the Revised Preliminary Proxy Statement titled “Terms of the Ironridge Financings” on page 1 has been revised accordingly.

4.           Disclose clearly and concisely from a shareholder’s perspective how each stock purchase agreement relates to the other stock purchase agreements. For example, disclose whether Ironridge may pay the purchase price for the common stock, Series F preferred stock or Series G preferred stock with the proceeds of the sales of the common stock you are registering for resale on Ironridge’s behalf. Similarly, disclose whether Ironridge may use the proceeds from the sales of common stock you are registering to repay any promissory notes it issues to you under any of the stock purchase agreements. Also disclose whether the purchase price of the securities under any stock purchase agreements may offset amounts owed by Ironridge for any obligations it may have to the company under any of the other stock purchase agreements.

Response to Comment 4

In response to the Staff’s comment, the disclosure in the section of the Revised Preliminary Proxy Statement titled “Terms of the Ironridge Financings” on page 1 has been revised accordingly.

5.           Explain clearly and concisely from a shareholder’s perspective the purpose and effect of the conversion provisions of the Series F and Series G preferred stock. Provide examples of how the conversion provisions operate. Also discuss the purpose and effect of having the Series G preferred stock convertible at the option of only the company while having the Series F preferred stock convertible at Ironridge’s option or at your option.

Response to Comment 5

In response to the Staff’s comment, the disclosure in the section of the Revised Preliminary Proxy Statement titled “Terms of the Ironridge Financings” on page 1 has been revised accordingly.

6.           Explain clearly and concisely from a shareholder’s perspective the purpose and effect of the redemption provisions of the Series F and Series G preferred stock. Provide examples of how the redemption provisions operate.

Response to Comment 6

In response to the Staff’s comment, the disclosure in the section of the Revised Preliminary Proxy Statement titled “Terms of the Ironridge Financings” on page 1 has been revised accordingly.

7.           Pursuant to the terms of the Common Stock Purchase Agreement and the Stock Purchase Agreement, we note that Ironridge may pay the purchase price for the common shares and the Series G Preferred shares underlying the agreements with cash or a secured promissory note. In addition, we note that under the stock purchase agreements, the entire principal balance and interest thereon is due and payable seven and one-half years from the date of the promissory note. However, no payments are due to you so long as you are in default under the stock purchase agreements or if there are any shares of Series F Preferred Stock and Series G Preferred Stock issued and outstanding. Prominently disclose that there is likelihood that you may not receive any or all of the proceeds from the sale of the shares under these agreements.

Response to Comment 7

In response to the Staff’s comment, the disclosure in the section of the Revised Preliminary Proxy Statement titled “Terms of the Ironridge Financings” on page 1 has been revised accordingly.

8.           Disclose the purchase price of the Series F preferred stock under the Preferred Stock Purchase Agreement.

Response to Comment 8

In response to the Staff’s comment, the disclosure in the section of the Revised Preliminary Proxy Statement titled “Terms of the Ironridge Financings” on page 1 has been revised accordingly.

9.           Under the Preferred Stock Purchase Agreement, a closing condition is that the trading price of the company’s common stock cannot have fallen below 70% of the closing price on the trading day immediately before the date you announced that you entered into the Preferred Stock Purchase Agreement. Disclose the trading price of the company’s common stock on the trading day immediately before the date you announced that you entered into the Preferred Stock Purchase Agreement. Disclose the resulting threshold price that is a condition to Ironridge’s obligation to purchase the Series F preferred stock.

In response to the Staff’s comment, the disclosure in the section of the Revised Preliminary Proxy Statement titled “Terms of the Ironridge Financings” on page 1 has been revised accordingly.

Response to Comment 9

10.           Disclose clearly and concisely from a shareholder’s perspective the purpose and effect of the “alternate closing” conditions of the Preferred Stock Purchase Agreement.

Response to Comment 10

In response to the Staff’s comment, the disclosure in the section of the Revised Preliminary Proxy Statement titled “Terms of the Ironridge Financings” on page 1 has been revised accordingly.

Proposal 2, page 9

11.           Disclose the maximum number of shares you contemplate may be issued to Mr. Silverman under the PositiveID Corporation Employment and Non-Compete Agreement. In addition, clearly explain how the price protection provision of the agreement can result in the issuance of additional shares if the value of your common stock price declines. Provide examples of the amount of additional shares that may be issued based upon a range of trading prices for your shares.

Response to Comment 11

In response to the Staff’s comment, the disclosure in the section of the Revised Preliminary Proxy Statement titled “Proposal 2” on page 14 has been revised accordingly.

12.           Please revise to provide disclosure relating to the potential for dilution that the proposed increase in the amount of authorized shares may have. You should address the impact on stock price, the significant dilution of voting rights and earnings per share.

Response to Comment 12

In response to the Staff’s comment, the disclosure in the section of the Revised Preliminary Proxy Statement titled “Proposal 2” on page 14 has been revised accordingly.

Security Ownership of Certain Beneficial Owners and Management, page 11

13.           Please disclose the natural person(s) who exercise voting and investment power over the company’s shares held by Ironridge.

Response to Comment 13

In response to the Staff’s comment, the disclosure in the section of the Revised Preliminary Proxy Statement titled “Security Ownership of Certain Beneficial Owners and Management” on page 16 has been revised accordingly.

*   *   *   *   *   *   *

PSID acknowledges that:

●	the company is responsible for the adequacy and accuracy of the disclosure in its filings;

●	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

●	the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please direct any questions or comments regarding this letter or the Proxy Statement to me at 954-468-7939 or my colleague Laurie Green at 954-468-7808.

Very truly yours, HOLLAND & KNIGHT LLP /s/ Tammy Knight Tammy Knight

cc:           Larry Spirgel
Laurie Green
William J. Caragol